UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K
                            (AMENDMENT NUMBER 1)

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of April, 2000


                            Koor Industries Ltd.
---------------------------------------------------------------------------
              (Translation of registrant's name into English)


                 4 Kaufman Street, Tel-Aviv, 68012, Israel
---------------------------------------------------------------------------
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



     /s/ Shlomo Heller
--------------------------------             Date:  April 11, 2000
By:  Shlomo Heller
Title: General Counsel and
       Company Secretary

EXHIBIT     DESCRIPTION

  A. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities
            Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 3, 2000, regarding the changes in the share holdings of an interested party.

  B. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities
            Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 3, 2000, regarding the acquisition of Koor shares.

  C. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities
            Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 3, 2000, regarding the changes in the share holdings of an interested party.

  D. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities
            Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 6, 2000, regarding the changes in the share holdings of an interested party.

  E. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities
            Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 6, 2000, regarding the acquisition of Koor shares.

  F. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities
            Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 6, 2000, regarding the changes in the share holdings of an interest party.

EXHIBIT A

                          IMMEDIATE REPORT IN CONNECTION WITH CHANGES IN THE SHARE HOLDINGS OF AN INTERESTED PARTY
                                           IN TERMS OF THE REGULATIONS UNDER THE SECURITIES LAW
                                                [IMMEDIATE AND PERIODICAL REPORTS], 1970
                                                                                                                   April 3, 2000

The Securities Authority      The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                   Jerusalem 91007
---------------               --------------                   ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 14/2000)
               COMPANY NO.  52-001414-3

==================================================================================================================================
    INTERESTED PARTY              SECURITY                                         DETAILS OF CHANGES IN HOLDING OF SECURITY
===================================================================================================================================
  NAME OF     IDENTITY    SECURITIES     NAME AND   REASON   DATE OF CHANGE     TRANS-  PREVIOUS  INCREASE    NEW     PERCENTAGE
INTERESTED     NUMBER        NO.        TYPE OF      FOR                        ACTION   NUMBER    (+) OR    NUMBER     AFTER
  PARTY                   REGISTERED     SECURITY   CHANGE                      VALUE       OF     DECREASE    OF       TRANS-
                          ON THE TEL    REGISTERED                                       HOLDINGS    (-)      HOLD-     ACTION
                          AVIV STOCK                                                                           INGS
                           EXCHANGE
===================================================================================================================================
                                                             DAY  MONTH  YEAR                                       CAPITAL  VOTING
===================================================================================================================================
Koor -       51-245975-1                Ordinary       11*    26    03   2000   40,100      0     (+)1,203
Tadiran                                  shares
Providence                              NIS 0.001
Fund Ltd.                               each
===================================================================================================================================
                                                      11*    26    03   2000    40,200      0     (+)1,387
===================================================================================================================================
                                                      11*    26    03   2000    40,300      0     (+)1,691
===================================================================================================================================
                                                      11*    26    03   2000    40,400      0     (+)719
===================================================================================================================================
                                                      11*    26    03   2000    40,500      0     (+)1,000
===================================================================================================================================
                                                      11*    26    03   2000    40,600      0     (+)1,500
===================================================================================================================================
                                                      11*    27    03   2000    39,200      0     (+)300
===================================================================================================================================
                                                      11*    27    03   2000    39,300      0     (+)600
===================================================================================================================================
                                                      11*    27    03   2000    39,400      0     (+)300
===================================================================================================================================
                                                      11*    27    03   2000    39,500      0     (+)300
===================================================================================================================================
                                                      11*    28    03   2000    39,300      0     (+)1,000
===================================================================================================================================
                                                                                            0     (+)10,000  10,000   0.06    0.06
===================================================================================================================================

*Acquisition during regular trading
                                                                                                       Shlomo Heller, Adv.
                                                                                                        Legal Counsel

EXHIBIT B


[LOGO]     KOOR INDUSTRIES LTD.
-----------------------------------------------------------------------------
                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel:  972-3-6238420
                                                      Fax: 972-3-6238425

                                                      April 3, 2000


The Securities Authority     The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                Jerusalem 91007
---------------              --------------                ---------------
Fax: 02-6513940              Fax: 03-5105379
---------------              ---------------


Dear Sirs,


           RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 15/2000) COMPANY NO. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On March 30, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 8,169 for a total sum of 3,048,602 NIS. (the closing price of said shares on this day was 38,720)

Further on April 2, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 23,430 for a total sum of 8,576,980 NIS. (the closing price of said shares on this day was 36,680)

2. As stated, Koor acquired a total of 31,599 ordinary shares, which represent 0.2% of its issued share capital.


                                               Yours sincerely,

                                               Shlomo Heller, Adv.
                                               Legal Counsel

EXHIBIT C


              IMMEDIATE REPORT IN CONNECTION WITH CHANGES IN THE SHARE HOLDINGS OF AN INTERESTED PARTY
                        IN TERMS OF THE REGULATIONS UNDER THE SECURITIES LAW
                                   [IMMEDIATE AND PERIODICAL REPORTS], 1970


                                                                                                       April 3, 2000


The Securities Authority       The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.         54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464                Tel Aviv 65202                   Jerusalem 91007
---------------                --------------                   ---------------
Fax: 02-6513940                Fax: 03-5105379
---------------                ---------------


RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 16/2000)
               COMPANY NO.  52-001414-3

==================================================================================================================================
    INTERESTED PARTY              SECURITY                            DETAILS OF CHANGES IN HOLDING OF SECURITY
==================================================================================================================================
   NAME OF    IDENTITY    SECURITIES     NAME AND   REASON    DATE OF CHANGE   TRANSACTIONPREVIOUSINCREASE  NEW      PERCENTAGE
 INTERESTED     NUMBER        NO.        TYPE OF      FOR                        VALUE    NUMBER  (+) OR    NUMBER      AFTER
    PARTY                 REGISTERED     SECURITY    CHANGE                               OF      DECREASE  OF       TRANSACTION
                          ON THE TEL    REGISTERED                                        HOLDINGS   (-)    HOLDINGS
                          AVIV STOCK
                           EXCHANGE
==================================================================================================================================
                                                             DAY  MONTH  YEAR                                       CAPITALVOTING
==================================================================================================================================
Koor          999900010  0649012       Ordinary       11*     30    03   2000    38,720      0    (+)8,169
Industries                             shares NIS
Ltd.                                   0.001each
==================================================================================================================================
                                                      11*     02    04   2000    36,680      0    (+)23,430
==================================================================================================================================
                                                                                             0    (+)31,599 31,599   0.19
==================================================================================================================================

*Acquisition during regular trading

                                                                                                 Shlomo Heller, Adv.
                                                                                                 Legal Counsel

EXHIBIT D


                     IMMEDIATE REPORT IN CONNECTION WITH CHANGES IN THE SHARE HOLDINGS OF AN INTERESTED PARTY
                                           IN TERMS OF THE REGULATIONS UNDER THE SECURITIES LAW
                                                [IMMEDIATE AND PERIODICAL REPORTS], 1970

                                                                                                                   April 6, 2000

The Securities Authority      The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                   Jerusalem 91007
---------------               --------------                   ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 17/2000)
               COMPANY NO.  52-001414-3

==================================================================================================================================
    INTERESTED PARTY              SECURITY                                         DETAILS OF CHANGES IN HOLDING OF SECURITY
===================================================================================================================================
  NAME OF     IDENTITY    SECURITIES     NAME AND   REASON   DATE OF CHANGE     TRANS-  PREVIOUS  INCREASE    NEW     PERCENTAGE
INTERESTED     NUMBER        NO.        TYPE OF      FOR                        ACTION   NUMBER    (+) OR    NUMBER     AFTER
  PARTY                   REGISTERED     SECURITY   CHANGE                      VALUE       OF     DECREASE    OF       TRANS-
                          ON THE TEL    REGISTERED                                       HOLDINGS    (-)      HOLD-     ACTION
                          AVIV STOCK                                                                           INGS
                           EXCHANGE
===================================================================================================================================
                                                             DAY  MONTH  YEAR                                       CAPITAL  VOTING
===================================================================================================================================
Koor-Tadiran  51-245975-1              Ordinary       11*     04    04   2000    36,020   10,000  (+)850
Providence                              shares
Fund Ltd.                              NIS 0.001
                                        each
==================================================================================================================================
                                                      11*     04    04   2000    36,060           (+)425
==================================================================================================================================
                                                      11*     05    04   2000    36,370           (+)725
==================================================================================================================================
                                                                                          10,000  (+)2,000  12,000   0.07   0.08
==================================================================================================================================

*Acquisition during regular trading
                                                                                                       Shlomo Heller, Adv.
                                                                                                        Legal Counsel

EXHIBIT E


KOOR INDUSTRIES LTD.
-------------------------------------------------------------------------------
                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel:  972-3-6238420
                                                      Fax: 972-3-6238425

                                                      April 6, 2000


The Securities Authority     The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                 Jerusalem 91007
---------------              --------------                 ---------------
Fax: 02-6513940              Fax: 03-5105379
---------------              ---------------


Dear Sirs,


           RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 18/2000) COMPANY NO. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On April 3, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 25,157 for a total sum of 9,154,381.4 NIS. (the closing price of said shares on this day was 36,010)

Further on April 4, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 28,157 for a total sum of 10,324,110 NIS. (the closing price of said shares on this day was 36,660)

Further on April 5, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 29,405 for a total sum of 10,486,325 NIS. (the closing price of said shares on this day was 35,450)

2. As stated, Koor acquired a total of 82,719 ordinary shares, which represent 0.5% of its issued share capital.


                                                 Yours sincerely,

                                                 Shlomo Heller, Adv.
                                                 Legal Counsel

EXHIBIT F


                     IMMEDIATE REPORT IN CONNECTION WITH CHANGES IN THE SHARE HOLDINGS OF AN INTERESTED PARTY
                                           IN TERMS OF THE REGULATIONS UNDER THE SECURITIES LAW
                                                [IMMEDIATE AND PERIODICAL REPORTS], 1970

                                                                                                                   April 6, 2000

The Securities Authority      The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                   Jerusalem 91007
---------------               --------------                   ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 19/2000)
               COMPANY NO.  52-001414-3

==================================================================================================================================
    INTERESTED PARTY              SECURITY                                         DETAILS OF CHANGES IN HOLDING OF SECURITY
===================================================================================================================================
  NAME OF     IDENTITY    SECURITIES     NAME AND   REASON   DATE OF CHANGE     TRANS-  PREVIOUS  INCREASE    NEW     PERCENTAGE
INTERESTED     NUMBER        NO.        TYPE OF      FOR                        ACTION   NUMBER    (+) OR    NUMBER     AFTER
  PARTY                   REGISTERED     SECURITY   CHANGE                      VALUE       OF     DECREASE    OF       TRANS-
                          ON THE TEL    REGISTERED                                       HOLDINGS    (-)      HOLD-     ACTION
                          AVIV STOCK                                                                           INGS
                           EXCHANGE
===================================================================================================================================
                                                             DAY  MONTH  YEAR                                       CAPITAL  VOTING
===================================================================================================================================
Koor          999900010  0649012       Ordinary       11*     03    04   2000    36,010   31,599  (+)25,157
Industries                             shares
Ltd.                                   NIS 0.001
                                         each
==================================================================================================================================
                                                      11*     04    04   2000    36,660           (+)28,157
==================================================================================================================================
                                                      11*     05    04   2000    35,450           (+)29,405
==================================================================================================================================
                                                                                          31,599  (+)82,719 114,318  0.7   -------
==================================================================================================================================

*Acquisition during regular trading
                                                                                                       Shlomo Heller, Adv.
                                                                                                        Legal Counsel